To the Shareholders and Board of Trustees

QCM Absolute Return Fund

(Unified Series Trust)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In planning and performing our audit of the financial statements of QCM Absolute Return Fund (the “Fund”), a series of Unified Series Trust, as of and for the period ended October 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Fund’s internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Fund is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A fund’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Such internal control includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the fund’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the fund’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consideration of the Fund’s internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). We noted the following matters involving the control procedures and their operation that we consider to be a material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of QCM Absolute Total Return Fund for the period of December 20, 2005 (commencement of operations) through October 31, 2006. This report does not affect our report thereon dated January 25, 2007.

1)	Control procedures were not in place to ensure that interest income, interest expense and dividend expense on short sales related to short sale broker activity were properly recorded.

Management’s Response

Unified agrees with the assessment of the Independent Registered Public Accounting Firm and has added additional controls to ensure that the interest income, interest expense, and dividend expense on short sales are properly recorded. Specifically, a daily broker reconciliation will be completed by the fund accountant and reviewed by the Supervisor or Manager of the Fund Accounting Group. The weekly reconciliation report will be expanded to include any reconciliation issues for brokerage accounts. Additional internal training regarding the Fund and investments will be conducted by Unified Fund Services. In addition, unified is investigating the use of external accounting trainer and/or system provider to ensure that there is a greater understanding of the accounting treatment and system requirements for these types of transactions.

2)	Control procedures were not in place to ensure compliance with regulatory requirements relating to custody of securities.

Management’s Response

Management agrees with the assessment of the Independent Registered Public Accounting Firm and has taken immediate steps to correct this deficiency in our control procedures. The Fund has, and will continue to maintain, a special custody account with its custodial bank to facilitate short sales and options transactions with a broker. Management will work with the Fund’s adviser, custodial bank and the broker to ensure that instructions regarding movement of securities between the Fund’s custodial account and its margin account held by the broker comply with the special custody agreement among the parties. The Fund Accountant will implement a weekly reconciliation report to ensure that the Fund’s securities are maintained in the special custody account to the extent required and are transferred by the custodial bank to the broker upon the bank’s receipt of proper instructions from the broker. This deficiency did not harm the value of any shareholder’s investment in the Fund.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fund Audit Services, Ltd.

(f.k.a. Cohen McCurdy, Ltd.)

Westlake, Ohio

January 25, 2007